CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT – Year in Review

December 2nd, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA and TSX: MBA) (“CIBT Group” or the “Company”) is pleased to present this review of its progress during 2011.

This year was a productive one for CIBT Group despite the fact that the global economy continued to experience significant pressure.  In 2011, the Company, the private education sector, as well as the stock market in general all faced challenges including:

●	a negative view of companies with significant operations in China, due to accounting issues within a number of North American listed Chinese companies;

●	depressed investor sentiment in the for-profit education industry in North America due to heightened scrutiny over student loan default rates; and

●	a pessimistic global economic view, as the European financial crisis continues to discourage investors from entering the stock market.

Management of the Company took a practical and realistic approach in facing these challenges by focusing efforts on cutting costs, leveraging resources, investing in CIBT Group’s own technology and content platforms, and growing responsibly.

Looking back to the bull market from 2005 to 2008, the value of the Company’s shares rose steadily.  Throughout these bullish market conditions, the Company demonstrated its ambition by executing a series of acquisitions, raising funds, expanding globally, and creating a strong and expansive network of schools and partnerships while incurring only nominal debt on the balance sheet.  This network allowed the Company to remain resilient and continue to expand, despite the weakening economic climate.  As the global economy entered into a recession in late 2008, management identified undervalued acquisition opportunities and executed the acquisitions of King George International College and Travel and Tourism Institute (which owns the exclusive licensing rights of American Hotel Lodging Association Educational Institute in China).

Over the past year, CIBT Group accomplished the following despite global economic challenges:

●
grew student enrolments through its own international network thereby significantly growing our market share, while many of its industry peers’ enrolments in the North American education sector declined significantly;

●	gained traction within its operations in China through the deployment of CIBT Group’s Global Learning Network, and shaped it for scalable growth and long-term profitability;

●	successfully taught nearly 2,000 international students using the Global Learning Network platform;

●
deployed the Global Learning Network in a number of locations across Asia and received consistently positive feedback from  educators, academic partners, students, and recruitment agents that have seen the Global Learning Network in operation;

●
established the Global Career Center based in the Philippines, which in the first year of operations generated over 3,500 jobs posted on its website, and resulted in the successful development of a job placement service that is exclusive to the Company’s students and graduates;

●	consolidated its resources and tightened our cost structure, eliminating redundancies in Asia and Canada;

●	reduced overhead in each subsidiary and head office by streamlining workflow, which allowed the Company to downsize staffing levels, thereby realizing cost savings;

●	consolidated campus locations to leverage resources and space to optimize utilization; and

●
increased its cash or cash equivalent position from $6.46 million (as of August 31, 2011) to over $8 million (as of November 18, 2011) while consistently reducing long term debt from $2.4 million to $1.8 million in one year.

Looking ahead, CIBT Group plans to focus on the following activities during 2012:

●	targeting undervalued acquisitions;

●	expanding the presence of the Global Learning Network;

●	leveraging resources to generate cost synergies and realize greater profitability; and

●	continuing to buy back stock, thereby reducing the supply of shares in the open market.

CIBT Group’s objective during turbulent times is simple: stay focussed, be efficient, buy low, streamline operations and embrace technology to transform the traditional delivery of education into a global learning platform.  The expected end result is that when stock market conditions stabilize, investors will take notice.

CIBT Group thanks its shareholders for their support over the years and wish everyone Seasons Greetings.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Group and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause CIBT Group’s actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release including, but not limited to the future plans of CIBT Group and expectations of management, these risks, uncertainties and other factors include, without limitation, uncertainty as to CIBT Group’s ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered by CIBT Group; and general economic factors and other factors that may be beyond the control of CIBT Group.  Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

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